  EXHIBIT 99.1

Nasdaq Schedules Hearing to Consider Intellipharmaceutics’ Continued Listing

Toronto, Ontario, December 4, 2018 -- Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has received written notification (the “Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that a hearing with a Nasdaq Hearings Panel (the “Panel”) has been scheduled for January 10, 2019.

As previously reported, the minimum bid price per share for the Company’s common shares was below $1.00 for a period of 30 consecutive business days and, as a result, the Company is currently not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Due to the fact that the Company was already subject to monitoring by a Panel, it was not afforded the automatic 180-day grace period within which to regain compliance. The Notification indicated that all suspension and delisting action relating to the Company’s common shares has been stayed, pending a final written decision by the Panel following the hearing. The Company intends to attend the hearing and present a plan of compliance at the hearing. The Company must demonstrate its ability to regain compliance with the deficiencies cited by Staff, as well as its ability to sustain long-term compliance with all applicable maintenance criteria.

The Company expects that its shares will continue to be listed and traded on Nasdaq pending the hearing and the expiration of any extension granted by the Panel following the hearing. Pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant the Company an extension through May 28, 2019. However, there can be no assurance that the Company’s presentation to the Panel will be successful, that the Panel will grant any extension or that the Company will be able to regain compliance with all applicable requirements for continued listing on Nasdaq

The Company’s common shares are also listed on the Toronto Stock Exchange (the “TSX”) and the Company’s non-compliance with the Nasdaq listing requirements does not affect the Company’s compliance status with the TSX.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse- deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to realize any benefits from our recent reverse stock split, our ability to comply with the Nasdaq and TSX continued listing standards and our ability to develop and implement a plan of compliance with the Nasdaq continued listing standards acceptable to the Nasdaq Panel. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Dr. Isa Odidi
Chief Executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com